Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweets and a Facebook post related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

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Tweet: We’ve got a new face on the @TMobile leadership team! Welcome Sunit Patel as EVP, Merger and Integration Lead. I’ve known Sunit for years & know he’s ready to help us move forward as the New T-Mobile. P.S. We’ll get him on @twitter in no time. [link to T-Mobile US press release below]

•	Facebook post: T-Mobile track record is positive & we’re excited to follow our MetroPCS footsteps when we combine with Sprint to create the New T-Mobile! [link to Fierce Wireless article below]

G. MICHAEL SIEVERT (Twitter @SievertMike)

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Tweet: As we work toward one of the largest mergers in wireless history, we’re pumped to introduce a new member to the team who has the skills to help us make it a successful one! Welcome Sunit Patel — and we can’t wait to put you to work [link to T-Mobile US press release below]

T-Mobile US names Sunit Patel new EVP, Merger and Integration Lead: The Un-carrier taps telecommunications veteran for new role leading New T-Mobile transition efforts

T-Mobile US, September 24, 2018

T-Mobile US has announced that Sunit Patel has joined the company as its new Executive Vice President, Merger and Integration Lead, effective October 1, 2018. In his new role at T-Mobile, Patel will lead T-Mobile’s strategic planning efforts to integrate its business with Sprint as the two companies work through the necessary regulatory reviews and other closing conditions to combine and become the New T-Mobile. On April 29, 2018, T-Mobile and Sprint announced they had entered into a definitive agreement to merge in an all-stock transaction. The parties expect the transaction to close in the first half of 2019. Patel will report to T-Mobile President and Chief Operating Officer Mike Sievert and will be a member of the company’s senior leadership team.

Patel joins the Un-carrier from CenturyLink where he served as the company’s Executive Vice President and Chief Financial Officer. He previously held the same role at Level 3 Communications for more than 14 years before the two companies merged in 2017. Over that time, Patel played a key role in numerous successful large-scale strategic transactions, including Level 3’s purchases of network operator Global Crossing and business internet provider tw telecom. T-Mobile is confident that Patel’s experience and demonstrated skills will substantially increase the likelihood of a successful outcome for the New T-Mobile transaction, which will in turn bring significant benefits to consumers, employees and shareholders.

“I’ve known Sunit for many years and he’s going to be a fantastic addition to this talented management team,” said T-Mobile CEO John Legere. “He is smart, savvy, full of big ideas and ready to hit the ground running. I am confident he’ll fit right in here at the Un-carrier. I look forward to seeing you in magenta, Sunit!”

“We are increasingly optimistic about the path we’re on to create the New T-Mobile and are now looking forward to bringing someone with Sunit’s experience to our team to lead us through the strategic planning for integration of our businesses — one of the most exciting and integral aspects of this merger,” said T-Mobile President and Chief Operating Officer Mike Sievert. “Sunit has the depth of knowledge needed to create and drive forward a highly complex, strategic initiative of this magnitude. He will have a tremendous impact on shaping the New T-Mobile, and will add even more value to the company for many years to come.”

Prior to his time at CenturyLink and Level 3, Patel served as CFO and co-founder of Looking Glass Networks, a facilities-based provider of metropolitan telecommunication transport services. He was also previously Treasurer of MCI WorldCom, and Treasurer of MFS Communications, a competitive local exchange carrier acquired by WorldCom. He was formerly responsible for Corporate Development and Strategic Planning for BJ Services Company, now a part of Baker Hughes, and has worked in investment banking. Patel holds a Bachelor’s Degree in Chemical Engineering and Economics from Rice University and is also a Chartered Financial Analyst (CFA).

T-Mobile’s experience with MetroPCS promising for Sprint deal, says ex-Metro executive

By Monica Alleven, Fierce Wireless, September 17, 2018

The former head of network operations at MetroPCS, the prepaid company that was acquired by T-Mobile in 2013, says he has all the confidence in the world that the combination of Sprint and T-Mobile will be successful based on his experience with the MetroPCS deal.

Ed Chao was senior vice president of Technology, Strategy and Development at T-Mobile for a year before moving on to other endeavors. Before that, he was senior vice president of Corporate Engineering & Network Operations at MetroPCS. Prior to that gig, he was in the vendor space at Lucent Technologies Bell Labs and Nortel Networks.

Chao, who spoke with FierceWirelessTech on the sidelines of Mobile World Congress Americas 2018 (MWCA18), is now the CEO of PoLTE, a startup that is pitching its Cloud Location over Cellular (C-LoC) technology as the most accurate cellular-based location technology available today.

Chao addressed at a high level his experience with the T-Mobile team, which is today largely the same as it was five years ago. “It was an amazing experience for us,” Chao said. “Strategically, we were a great fit.”

T-Mobile CEO John Legere created a culture that was “very aligned with where we were heading in the future,” and he sees similarities with how T-Mobile plans to disrupt the TV space with its acquisition of Layer3. Legere has said T-Mobile acquired Layer3 to build TV for the mobile age (PDF) and the 5G era, and to take the fight to Big Cable and Satellite TV on behalf of customers everywhere.

Chao said when the MetroPCS deal was in play, Legere went out and talked to people in the sales channel, which is key when you’re conducting a transaction of this nature. People are worried about their jobs—and the whole transaction was a chance to take Metro and T-Mobile to a whole new level.

“I think he’s got the capability to do it again. It’s just what he does and it’s now baked into the DNA of the company,” he said. The idea is to out-hustle the competition, which Legere calls “Dumb and Dumber” when referring to Verizon and AT&T. As a no-contract operator, MetroPCS was nimble and able to pivot and change rapidly because it didn’t have to worry about two-year contracts.

“Just from my own personal experience, they’ve got a track record that is definitely a positive.”

Chao’s comments are timely given that not all mergers result in a successful combination of cultures—Sprint’s acquisition of Nextel Communications is one example—and T-Mobile executives have said (PDF) the same process used in the MetroPCS acquisition would be used here.

The National Wireless Independent Dealer Association (NWIDA) told FierceWirelessTech that it is not opposed to the proposed merger, but it wants to hear from whomever ends up with the prepaid brands that they are going to maintain the independent dealer channel. The fear is that the combined entity will look to reduce costs and slash dealers because a Boost store happens to be located across the street from a MetroPCS store.

“We want a solid commitment that no matter what happens with the merger, the owners of the Boost Mobile and MetroPCS brands will keep and continue to utilize the indirect dealer channel, to at least the level they have been to date,” said NWIDA President Adam Wolf in a statement.

According to NWIDA, there are roughly 8,000 independently owned Boost Mobile retail stores (Boost is a prepaid brand of Sprint) and 11,000 MetroPCS stores.

According to T-Mobile, the Sprint transition will involve more markets, but the MetroPCS transaction involved some markets that were more challenging than those involved in the Sprint deal due to the large concentration of customers in certain MetroPCS markets (higher than Sprint’s) and larger number of handsets that needed to be replaced.

T-Mobile executives have stressed with FCC officials that prepaid and postpaid customers alike will benefit from the combined entity’s price strategy as well as from an improved New T-Mobile network. The T-Mobile executives also promised that the New T-Mobile will retain T-Mobile’s and Sprint’s current prepaid brands.

Now at PoLTE, Chao is busy navigating a complex ecosystem involving chipset suppliers and systems integrators. PoLTE, which uses signals from existing LTE networks and supports all the cellular variants—including LTE Cat-1, LTE-M and NB-IoT—is leveraging the cloud to allow for a larger platform and better visibility to provide the best accuracy possible.

PoLTE is now integrated with Sequans and Riot Micro, and it’s in conversations with every major chipset company, although Chao declined to name names due to confidentiality requirements. The hope is to get its first revenue by the end of this year or early next year, he said.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on

Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.